UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 21 April 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony's production guidance for quarter 3, financial year 2015

Johannesburg. Tuesday, 21 April 2015. Harmony Gold Mining Company Limited ("Harmony") announces that it continues to restructure its operations for long term profitability. The restructuring at Kusasalethu was completed and the full cost saving will be realised in the June quarter. Production at the mine is ramping up to planned levels.

Overall, slow start-ups post the December holidays and safety stoppages resulted in group production being 10% lower quarter on quarter. Operating and capital costs are expected to have reduced by a similar percentage compared to the previous quarter. Underground grade remained consistent.

Harmony's results for the third quarter of financial year 2015 ended 31 March 2015 will be released on Friday, 8 May 2015 in Johannesburg via webcast and conference call only. Please refer to our website www.harmony.co.za for the dial-in details.

end

Issued by Harmony Gold Mining Company Limited

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
082 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no.:
ZAE000015228

Registration no:
1950/038232/06

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea. Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include 9 underground mines and 1 open pit operation and several surface sources in South Africa. Our assets in PNG – an open pit mine (Hidden Valley), as well as the significant Golpu project – are held in a joint venture. We also own several exploration tenements, in Papua New Guinea.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 21, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director